SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
STATS ChipPAC Ltd.
(Name of Subject Company)
STATS ChipPAC Ltd.
(Name of Persons Filing Statement)
Ordinary Shares, including Ordinary Shares represented by
American Depositary Shares (each representing ten Ordinary Shares)
(Title of Class of Securities)
Ordinary Shares (CUSIP: Y8162B113)
American Depositary Shares (CUSIP: 85771T104)
(CUSIP Number of Class of Securities)
Janet T. Taylor
STATS ChipPAC Ltd.
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
(65) 6824 7629
with a copy to:
Eva H. Davis
Jeffrey Symons
Kirkland & Ellis LLP
777 South Figueroa Street, Suite 3700
Los Angeles, California 90017
(213) 680-8508
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SIGNATURE
Ex-1 Corporate Release of the Company dated March 26, 2007
Ex-2 Letter to Optionholders from STATS ChipPAC Ltd., dated March 26, 2007
Ex-3 FAQ (Questions & Answers) provided to Optionholders by Singapore Technologies Semiconductors Pte Ltd

Clarification of Options Proposal
As previously announced, Singapore Technologies Semiconductors Pte Ltd (the “Offeror”) has offered to buy all of the outstanding ordinary shares of STATS ChipPAC Ltd. (the “Company”) which it does not already own. On March 16, 2007, the Offeror publicly advised that it sent an Options Proposal letter to all holders of Options of STATS ChipPAC Ltd., allowing them to participate in the voluntary cash tender offer. On March 23, 2007, the Offeror also publicly provided questions and the suggested responses (FAQ) to provide clarity on the Options Proposal. In the FAQ, the Offeror stated that the Options Proposal is for all Options, vested and unvested. On March 26, 2007, the Company provided a copy of the FAQ by corporate release and by letter to its employees.
Neither this Schedule 14D-9 nor any of the exhibits hereto constitutes a solicitation or recommendation with respect to the Options Proposal.
Exhibits

Exhibit
No.	Description
1	Corporate Release of the Company dated March 26, 2007

2	Letter to Optionholders from STATS ChipPAC Ltd. dated March 26, 2007

3	FAQ (Question & Answers) provided to Optionholders by Singapore Technologies Semiconductors Pte Ltd

SIGNATURE
After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in the statement is true, complete and correct.

STATS ChipPAC Ltd.
By:	/s/ Tan Lay Koon
Tan Lay Koon
President and Chief Executive Officer

By:	/s/ Michael G. Potter
Michael G. Potter
Senior Vice President and Chief Financial Officer

Dated: March 26, 2007